FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES TRADING ON A THREE-FOR-TWO STOCK SPLIT BASIS

Calgary, Alberta – Thursday, October 13, 2005 – JED Oil Inc. (AMEX: JDO) announced that its common stock split today on a 3 for 2 basis before the opening of trading on the American Stock Exchange and has commenced trading on a post split basis.  Following the 3 for 2 stock split, JED has approximately 14,617,756 common shares outstanding.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com